                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2002

                       Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                 (Translation of Registrant's Name into English)


                                Indosat Building
                          Jalan Medan Merdeka Barat, 21
                            Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F        X      Form 40-F
                              ----------             --------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                 No      X
                        ----------        ---------

            (If " Yes " is marked,  indicate below the file number assigned to
the registrant in connection  with Rule  12g3-2(b):  82-         .)
                                                        ---------

[Logo] Indosat
                                 Contact :   Corporate Communications Division
                                             Phone    +62 21 3869153 / 30001340
                                             Fax      +62 21 3804045
                                             e-mail   investor@indosat.com
                                             www.indosat.com

For immediate release:

         INDOSAT REPORTS NINE MONTHS ENDED SEPTEMBER 30, 2002 UN-AUDITED CONSOLIDATED NET INCOME OF RP 435.5 BILLION AND PROGRESS OF CELLULAR BUSINESS STRATEGY IMPLEMENTATION TO ACHIEVE ITS FULL TRANSFORMATION.

Jakarta, 13 November, 2002 -- Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk. ("Indosat" or "the Company") released its un-audited consolidated year to date 30 September 2002 results with an operating revenue of Rp 4,910.9 billion, operating income of Rp 1,330.5 billion, EBITDA of Rp 2,592.0 billion and EBITDA margin of 52.8%.

Net income after accounting for minority interests in subsidiaries is Rp 435.5 billion. This is lower than the first half results mainly due to foreign exchange loss, higher interest expense and amortization of goodwill arising from the acquisition of Deutsche Telekom Asia's 25% stake in Satelindo ("DT Acquisition").

Income and Earning Analysis

Operating Revenues

For year to date 30 September 2002, cellular services, international calls services, MIDI services, and other services contributed to 47.6%, 33.0%, 18.0% and 1.4% of the total operating revenues respectively. In the same period last year, the revenue contribution from the different businesses were 34.3%, 42.5%, 21.0%, and 2.2%, respectively. Indosat expects that with the refocusing of its resources towards its cellular business, contribution from the cellular business will become the key value driver of Indosat Group ("the Group").

For year to date 30 September 2002, compensation, depreciation, personnel, general & administration, maintenance, marketing, and other cost of telecommunication expenses contributed to 18.4%, 35.2%, 11.9%, 8.0%, 5.1%, 2.6%, and 18.7% of the total operating expenses respectively. In the same period last year, these costs contributed to 19.1%, 29.8%, 12.7%, 9.9%, 7.5%, 2.3%, and
18.8% of the total operating expenses respectively.

On a quarterly comparison, compensation expense grew from second quarter 2002 to third quarter 2002. This was mainly due to the increase of compensation expense in Satelindo from Rp 62.1 billion in the second quarter 2002 to Rp 130.3 billion in the third quarter 2002, and in IM3 from Rp 6.5 billion in the second quarter 2002 to Rp 28.8 billion in the third quarter 2002.

Depreciation expense which is the largest contributor to total operating expense in nine months 2002 increased significantly due to the increase of new fixed assets following recent acquisitions. Fixed assets increased from Rp 9.9 trillion as of June 30, 2002 to Rp 11.1 trillion as of September 30,

Indosat Third Quarter 2002 Unaudited Result

2002. Indosat Group's capital expenditure for year to date
September 30, 2002 includes new investment and capex in Indosat (billing and CRM Platform), Satelindo (cellular infrastructure), and IM3 (cellular infrastructure). Indosat, Satelindo, IM3, and Lintasarta contributed depreciation expense of Rp 154.0 billion, Rp 668.2 billion, Rp 96.7 billion, and Rp 68.8 billion, respectively, during the nine months of 2002.

Maintenance expense has been showing a decrease from Rp 66.4 billion in second quarter 2002 to Rp 65.5 billion in third quarter 2002. In comparison to the third quarter 2001 maintenance expense of Rp 79.4 billion, maintenance expense for the third quarter 2002 has also declined. Other costs of services increased from Rp 214.0 billion in second quarter 2002 to Rp 261.2 billion in third quarter 2002 mainly due to the increase in SIM card costs and concession fee.

For the third quarter 2002, other income (expense) was Rp (475.2) billion primarily due to the foreign exchange loss of Rp 123.3 billion, the higher quarterly interest expense of Rp 195.7 billion, and the amortization of goodwill of Rp 239.2 billion. Foreign exchange loss was incurred due to the weakened IDR against the US$ during the third quarter 2002. Interest expense increased due to the increased debt level of the Group. In addition, amortization expense increased due to the DT acquisition. Other income (expense) for year to date September 30, 2002 was Rp (82.1) billion. This consist of a foreign exchange gain of Rp 376.1 billion, amortization of goodwill of Rp 514.3 billion, interest income of Rp 531.7 billion, interest expense of Rp 432.7 billion, and an others-net-expense of Rp 42.8 billion.

Un-audited consolidated net income was reported as Rp 435.5 billion in the nine months 2002.

Cash Flow and Current Status of Borrowing and Liabilities

Indosat has fully funded its acquisition of Satelindo, paid its tax and other liabilities, as well as refinanced or retired all its due date debts. Internally generated funds from the Group's operations can now be applied to finance all planned capital expenditures for 2003 and beyond. The Group will also use its internally generated fund to meet its long term debts in the future.

The following table sets forth the Company's latest status of key borrowings as of September 30, 2002

  Facility      Amount      Maturity     Interest Rate
------------- ------------ ------------ -----------------
                        Indosat

BNI           US$     75      2007         LIBOR + 6.15%
(million)
Bond I        Rp   1,000      2006         Around 18.50%
(billion)
BCA           US$     75    Jan 2003                8.6%
(million)
Mandiri       Rp     900    Dec 2002              19.00%
(billion)
                    SATELINDO & IM3

Various       US$  391      By 2006           2003
(million)                                     ----
                                          LIBOR+ 2.5%
                                              2004
                                          LIBOR + 4.5%
                                              2005
                                          LIBOR + 5.0%
                                              2006
                                          LIBOR + 5.5%

Syndicated    Rp 1,500    2005(30%)       Approx. 19.00%
Loan                      2006(30%)
(billion)                 2007(40%)

Note: As of 30 September 2002, IM3 has only drawn down Rp500bn

In September 2002, the Company partially repaid the bridging facility from Bank

Indosat Third Quarter 2002 Unaudited Result

Mandiri in the amount Rp 600 billion, leaving an outstanding balance of Rp 900 billion as at September 30, 2002.

Subsequently, on 8 November 2002, the Company completed the offering of its Indosat Bond II and Indosat Revenue Sharing Bond amounting to Rp 1.25 trillion. The Company will use the proceeds of Indosat Bond II to (1) refinance the Bank Mandiri facility with 84% of the proceeds and (2) to repay the Bank BCA bridging facility with 16% of the proceeds.

The remaining balance of the BCA bridging facility will be converted into a long-term loan.

As of 30 September 2002, consolidated total debt is Rp 8,446.2 billion. Net debt is Rp 5,211.4 billion.

Capital Expenditure and The Company's Financing Strategy

As of September 30, 2002, the status of the Company's capital expenditure is set forth as follows :

      Business Line          YTD 2002            Estimate
                            Realization            2002E
-------------------------- --------------    ------------------

                          Indosat

Fixed Access (bn)           Rp     119.8       Rp      170-180
MIDI and Backbone (bn)      Rp     103.9       Rp      120-130
Support System              Rp       4.2       Rp      100-110

Total (billion)             Rp     227.9       Rp      390-420

                         SATELINDO
Capex (billion)             Rp   1,442.5       Rp  2,100-2,400


                           IM3
Capex (billion)             Rp       868       Rp  1,400-1,600

Note: The capital expenditure above excludes the acquisition cost of 25% of the total outstanding shares of Satelindo from De Te Asia on 28 June 2002 of US$ 325 million and the equity injection into Satelindo amounting to US$ 75 million in July 2002.

Update on Cellular Integration Plan

With 100% ownership in Satelindo and IM3, the cellular management committee has been operational since August 28, 2002 to centralize policy decisions.

To align and support the committee, a common Board of Commissioners were appointed for both Satelindo and IM3 with Indosat's EVP of Marketing & Sales and EVP of Corporate Development as Chairman and member of the board respectively.

The committee's objective is to achieve the following:

   o Oversee the efficient and smooth operational integration of Satelindo and IM3;

   o To enhance the cellular business's competitive position; and

   o To increase efficiency, specifically in areas of network capital expenditure and common facilities.

Policy decisions that have been made by the committee are :

   o National roaming arrangements and co-location of BTS;

   o Network island-isation policy for the network integration;

   o Integrated budgeting process for 2003 Budget;

   o Integrated subscribers target for 2003; and

   o Centralised brand management and products positioning.

Indosat Third Quarter 2002 Unaudited Result

The development of the transformation plan is expected to be completed by 1Q 2003. Subsequently, the implementation of the transformation will commence in 2Q 2003 and is expected to be completed by 4Q 2003 whist the legal merger is expected to be completed by 3Q 2003.

Operational Business Activities

Cellular

As of September 30, 2002, Indosat Group's cellular business reported a growth of approximately 84.9% in the number of subscribers compared to the same period last year.

As of September, 30 2002, Indosat had 2.8 million subscribers, a net addition of approximately 400,000 subscribers in the third quarter 2002.

Satelindo's total cellular subscribers grew by 58.3% compared to September 30, 2001, driven by the growth of Mentari, Satelindo's prepaid card. On a quarter on quarter basis, Satelindo's total cellular subscribers increased by 13.5% or a net addition of 283,390 subscribers.

In the third quarter of 2002, with the removal of the capex restriction, Satelindo has utilized its cashflow by investing into its cellular business specifically in the added capacity and development of its IN platform. Indosat believes that this investment will allow Satelindo to achieve its year end 2002 target of around 2.8 - 3.0 million subscribers.

As of September 30, 2002, IM3's subscriber base was 401,278 subscribers, a net addition of 115,601 subscribers in the third quarter of 2002. This was driven by the strong promotional program both for prepaid and postpaid services.

Satelindo's blended ARPU was Rp 113,000 for nine months 2002. Postpaid ARPU increased slightly by 1.8% to Rp 389,000 in comparison to first half 2002 due to the improved quality of services. With the IN system in the operational phase Satelindo's prepaid ARPU is expected to stabilize by the end of the year.


                                1H 02            9 M 2002
------------------------ --------------- ----------------
Subcribers

Satelindo                     2,096,690        2,380,080
  -Postpaid                     169,584          179,653
  -Prepaid                    1,927,106        2,200,427
IM3                             285,677          401,278
  -Postpaid                      37,862           46,751
  -Prepaid                      247,815          354,527
Total                         2,382,367        2,781,358

ARPU (Rp)
Satelindo

  -Postpaid                     382,000          389,000
  -Prepaid                       91,000           88,000
  -Blended                      117,000          113,000
IM3
  -Blended                       87,000           85,000

International Calls

In third quarter 2002, Indosat's IDD business posted an improvement with an increase of 3.9% compared to second quarter 2002. Total incoming traffic from both Indosat and Satelindo increased by 7.3% due to a higher volume commitment and the reduced activity of illegal VOIP services. Whilst outgoing traffic of both Indosat and Satelindo decreased slightly by 0.7% due to slower economic growth and VOIP activities. Indosat however believes that VOIP may still capture a larger market

Indosat Third Quarter 2002 Unaudited Result share in the lower price segment of the international telephony market.

On 27 September 2002, Indosat launched its VOIP services by introducing the Global Save prepaid card. As of September 30, 2002, Indosat's VOIP service covers Jakarta's surrounding area including Bogor and Surabaya. Indosat plans to extend the coverage to Medan, Batam, Bandung, Semarang Malang and Denpasar.

         Traffic                2Q 02         3Q 02
    (in million mins)
-------------------------- ------------- -------------
    Incoming Traffic            100,482       107,807
    -    Indosat                 85,239        89,050
    -    Satelindo               15,243        18,757
    Outgoing Traffic             74,970        74,436
    -    Indosat                 67,486        66,922
    -    Satelindo                7,484         7,514
Total Traffic                   175,452       182,243
I/O Ratio                           1.3           1.4

Multimedia, Datacom and Internet (MIDI)

Indosat's MIDI business posted a strong growth in comparison to 30 September 2001 with the exception of the Internet business, provided by both IM2 and Lintasarta, which recorded a significant decrease due to the cleansing of inactive subscribers which peaked in the second quarter of 2002. However in the third quarter of 2002, IM2's internet dial up subscriber base recorded a growth compared to first half 2002.

Indosat's high speed leased line increased by 29.2% in the third quarter of 2002 compared the same period last year. However in Lintasarta, new corporate customers have switched from leasing high speed leased lines to using Frame Relay services due to the Frame Relay's advantages in multipoint connections. This resulted in Lintasarta's Frame Relay growth of 43.3% against the high speed leased line growth of only 9.4%.

            Services                      1H 02        9M 02
--------------------------------- ---------------- ---------
                          Indosat
High speed Leased line                     1,289      1,337
(number of circuit)
Frame relay                                  663        682
 (number of ports)
VSAT                                          76         77
(number of circuit)
Internet Subscribers (IM2) :
    -    Dial up                          30,980     34,092
    -    Dedicated                           438        445

                        Lintasarta
High speed Leased line                     2,390      2,424
(number of links)
Frame relay                                2,915      3,183
(number of ports)
VSAT (number of terminals) :
    -    VSAT NET                            392        427
    -    VSAT-Link                            55         52
Internet Subscribers :
    -    Dial up                           3,136      2,688
    -    Dedicated                           196        214

                         Satelindo
Satellite Transponder leased                18.1       18.5
(number of transponders)

Indosat is in the process of merging PT Indosat Mega Media and PT Indosatcom to strengthen its IP based services.

Indosat Third Quarter 2002 Unaudited Result

Indosat Phone

Indosat has launched its services in Jakarta and Surabaya with a capacity of 13,000 fixed lines, using the brand name Indosat Phone. It has been targeted for the corporate customer segment in the business areas of Jakarta and Surabaya.

As of September 30, 2002 Indosat has rolled out coverage capacity to approximately 32 buildings in Jakarta and 9 in Surabaya.

Human Resources

As of September 30, 2002, Indosat Group has a total of 6,193 employees, which comprises of 2,379 employees of Indosat, and 3,814 employees of its consolidated subsidiaries.

As a continuation of its program in 2001, during the nine months period up to 30 September 2002, the Human Resources Development Program was still implemented to enhance the skill sets of Indosat's employees to align with the Company's new business strategy. The Company has conducted trainings, workshops, and exchange programs within the Indosat Group.

Recent Development

Satelindo  Launched IN System and IM3  Introduces New GPRS Tariff

Satelindo has installed its IN system in September 2002 to offer more features for Satelindo prepaid subscribers. Several new marketing promotions have also been launched, namely Matrix Family and Friends Program for postpaid customers and Paket Merdeka during Independence Day for new prepaid customers.

IM3 commenced charging its customers a new tariff of Rp 35 / kbyte for General Packet Radio Services ("GPRS"), from October 26, 2002. The single tariff is based on the volume of data downloaded. For a trial period during the implementation of the new GPRS tariff schedule, customers will only be charged Rp 20 / kbyte. Previously, IM3 has offered these GPRS services for free. IM3 is the pioneer and the first provider of GPRS services in Indonesia.

Indosat Bond II and Islamic Revenue Sharing Bond Offering

Indosat has successfully completed its Indosat Bond II and Islamic Revenue Sharing Bond of Rp 1.25 trillion. Indosat's bonds were listed on the Surabaya stock exchange on 8 November 2002. On 17 October 2002, PT Pefindo issued letter No. 399/PEF-Dir/X/2002 rating the Rp 1.250 trillion Indosat Bonds of 2002 with a idAA+, stable outlook rating.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved

Indosat Third Quarter 2002 Unaudited Result

       PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION
                              Tbk AND SUBSIDIARIES
                           BALANCE SHEET (UNAUDITED)
                       AS OF SEPTEMBER 30, 2001 AND 2002
             (In Billions of Indonesian Rupiah and Millions of US$)

                                                      CONSOLIDATED
                                                      ------------
DESCRIPTION                                2001 (Restate)           2002
                                                Rp          Rp          US$(1)
  CURRENT ASSETS
    Cash and cash equivalents                    5,871.6     3,234.8      358.8
    Short term investment                            0.0         3.0        0.3
    Account Receivable
     Trade:
       Related parties
     PT Telkom                                     610.9       528.7       58.6
     Others                                        158.4       180.9       20.1
     Third parties                                 618.9       874.2       97.0
    Others Receivable:
     Related Parties - PT Telkom                 2,233.7       411.6       45.7
     Third parties                                 161.8        97.7       10.8
    Derivative Instruments                          38.0          --         --
    Inventories                                     62.0        89.6        9.9
    Advances                                       361.4        21.7        2.4
    Prepaid Taxes and expenses                     153.3       440.5       48.9
    Other Current Assets                            38.9       142.6       15.8
  Total Current Assets                          10,308.9     6,025.2      668.4

  NON-CURRENT ASSETS

    Due from related parties                        91.5       156.3       17.3
    Deferred Tax Asset                              22.3        97.1       10.8
    Investment in associated companies             171.3       142.0       15.8
    Other Long term Investments                    406.0       301.2       33.4
    Property and equipment - net                 7,972.5    11,078.0    1,228.8
    Goodwill                                     2,547.8     3,951.1      438.3
    Long-term Receivables                          180.5       150.0       16.6
    Long-term prepaid pension                      250.7       276.4       30.7
    Long term advance                              159.8       246.3       27.3
    Other non current assets                        67.7       175.1       19.4
  Total Non-Current Assets                      11,869.9    16,573.6    1,838.4

TOTAL ASSETS                                    22,178.9    22,598.7    2,506.8

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,015,- Which are published by Indonesian Central Bank on September 30, 2002
(2) September 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK,Lintasarta, Satelindo,Bimagraha, and IM3.
    September 2002 is consolidated with Sisindosat, IMM, Indosat Com,Lintasarta, Satelindo,Bimagraha and IM3.

       PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION
                              Tbk AND SUBSIDIARIES
                           BALANCE SHEET (UNAUDITED)
                       AS OF SEPTEMBER 30, 2001 AND 2002
             (In Billions of Indonesian Rupiah and Millions of US$)

                                                     CONSOLIDATED
                                                      ------------
DESCRIPTION                                2001 (Restate)           2002
                                                Rp          Rp          US$(1)
CURRENT LIABILITIES
    Short-term loans                                 0.5        5.1       0.6
    Account Payable:
     Related parties                                16.2       12.6       1.4
     Third parties                                 122.8      245.3      27.2
    Dividend Payable                               341.2       16.6       1.8
    Procurement Payable                            462.5      952.2     105.6
    Taxes Payable                                3,278.1      391.5      43.4
    Accrued Expenses                               483.8      529.7      58.8
    Unearned revenues                              258.9      760.5      84.4
    Current Maturities of Long-term Debt:
     Related parties                                 5.2        2.5       0.3
     Third parties                                 635.7      651.8      72.3
    Other Current Liabilities                       98.2       26.0       2.9
  Total Current Liabilities                      5,703.2    3,593.7     398.6

  NON-CURRENT LIABILITIES
    Due to related parties                          16.4       12.0       1.3
    Deferred Tax Liabilities                       112.8      299.3      33.2
    Long-term debt, net of current maturities:
     Related parties                                10.1    2,182.9     242.1
     Third parties                               2,385.5    2,883.4     319.8
    Bonds Payable                                3,079.1    2,725.6     302.3
    Other Non Current Libilities                    47.6       89.7      10.0
  Total Non-Current Liabilities                  5,651.4    8,192.8     908.8

  MINORITY INTEREST                                309.7      132.4      14.7

  SHAREHOLDERS' EQUITY
    Capital Stock                                  517.8      517.8      57.4
    Premium on capital stock                       673.1      673.1      74.7
    Difference in transactions of equity
     changes in associated
     companies/subsidiaries                        284.3      284.1      31.5
    Differences in value from restructuring
     transactions of entities under common
     control                                     4,359.9    4,445.2     493.1
    Difference in foreign currency
    translation                                     14.4         --        --
    Retained Earning:
    Appropriated                                     0.4       14.5       1.6
    Unappropriated                               3,461.5    4,309.8     478.1
     Net income this year                        1,203.3      435.5      48.3
    Total Retained Earning                       4,665.2    4,759.8     528.0

  Net Shareholders' Equity                      10,514.6   10,679.8   1,184.7

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY        22,178.9   22,598.7   2,506.8

(1) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,015,- which are published by Indonesian Central Bank on September 30, 2002
(2) September 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com,IJKK,Lintasarta, Satelindo,Bimagraha, and IM3.
    September 2002 is consolidated with Sisindosat, IMM, Indosat Com,Lintasarta, Satelindo,Bimagraha and IM3.

       PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION
                              Tbk AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 & 2002
             (In Billions of Indonesian Rupiah and Millions of US$,
                      except for EPS and Earning per ADS)

                                                               Nine Months                 Three months             Percentage to
                                                           ended September, 30          ended September, 30         total revenue
    DESCRIPTION                                        2001 (Restate)    2002           2001          2002         Nine    Three
                                                          Rp         Rp       US $       Rp        Rp     US $    months   months
                                                           1          2        3          4         5       6     ended Sept 30,2002
  OPERATING REVENUES
    International calls                                1,708.9    1,620.4    179.7      576.6     569.4    63.2    33.0%    32.6%

    Cellular                                           1,379.1    2,336.0    259.1      674.6     877.8    97.4    47.6%    50.2%

    Multimedia, Data Communication,                      843.3      885.9     98.3      284.7     264.1    29.3    18.0%    15.1%
      Internet ("MIDI")

    Other Services                                        86.6       68.6      7.6       50.9      37.4     4.1     1.4%     2.1%

  TOTAL OPERATING REVENUES                             4,018.0    4,910.9    544.7    1,586.9   1,748.7   194.0   100.0%   100.0%

  OPERATING EXPENSES
    Compensation to Telkom & Non Telkom                  461.0      658.4     73.0      156.1     274.8    30.5    13.4%    15.7%
    Depreciation                                         717.8    1,261.5    139.9      337.1     471.7    52.3    25.7%    27.0%
    Personnel  costs                                     305.2      427.5     47.4      118.4     147.7    16.4     8.7%     8.4%
    Administration and general                           237.8      285.8     31.7       63.3      91.8    10.2     5.8%     5.3%
    Maintenance                                          179.9      184.1     20.4       79.4      65.5     7.3     3.7%     3.7%
    Marketing                                             56.3       93.5     10.4       23.5      31.4     3.5     1.9%     1.8%
    Other costs of services                              453.9      669.7     74.3      246.1     261.1    29.0    13.6%    14.9%

  TOTAL OPERATING EXPENSES                             2,411.9    3,580.4    397.2    1,023.9   1,344.1   149.1    72.9%    76.9%

  OPERATING INCOME                                     1,606.1    1,330.5    147.6      563.0     404.6    44.9    27.1%    23.1%

  OTHER INCOME (EXPENSES)

    Interest income                                      375.4      531.7     59.0      238.8      94.6    10.5    10.8%     5.4%
    Interest expense                                    (393.7)    (432.7)   (48.0)    (233.5)   (195.7)  (21.7)   -8.8%   -11.2%
    Gain (loss) on foreign exchange - net                660.2      376.1     41.7      745.7    (123.3)  (13.7)    7.7%    -7.0%
    Amortization of goodwill                            (183.5)    (514.3)   (57.1)    (137.0)   (239.2)  (26.5)  -10.5%   -13.7%
    Others-net                                          (205.6)     (42.8)    (4.7)     (23.5)    (11.6)   (1.3)   -0.9%    -0.7%

    TOTAL OTHER INCOME (EXPENSES)                         252.8      (82.1)    (9.1)     590.5    (475.2)  (52.7)  -1.7%    -27.2%

  EQUITY IN NET INCOME OF ASSOCIATED COMPANIES           155.3       54.2      6.0       58.1       3.5     0.4     1.1%     0.2%

  INCOME BEFORE INCOME TAX                             2,014.2    1,302.6    144.5    1,211.6     (67.1)   (7.4)   26.5%    -3.8%

  INCOME TAX BENEFIT (EXPENSE)

    Current                                              562.7      307.3     34.1       38.0      99.0    11.0     6.3%     5.7%
    Deferred                                             (25.8)     330.6     36.7      310.0     (81.0)   (9.0)    6.7%    -4.6%

  INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
    OF SUBSIDIARIES                                    1,477.3      664.7     73.7      863.5     (85.1)   (9.4)   13.5%    -4.9%

  MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES      (274.0)      (23.4)    (2.6)    (264.3)     (4.5)   (0.5)   -0.5%    -0.3%

  PREACQUISITION INCOME                                    0.0     (205.9)   (22.8)       0.0       0.0     0.0    -4.2%     0.0%

  NET INCOME                                           1,203.3      435.5     48.3      599.2     (89.6)   (9.9)    8.9%    -5.1%

  BASIC EARNINGS PER SHARE (Rp) & PER ADS (US$)        1,162.0      420.5      0.5      578.7     (86.6)   (0.1)


(a) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 9,015, - which are published by Indonesian Central Bank on September 30, 2002.
(b) Percentage changes may vary due to rounding.
(c) September 2001 is restated and consolidated with Sisindosat, IMM, Indosat Com, IJKK, Lintasarta, Satelindo, Bimagraha, and IM3. September 2002 is consolidated with Sisindosat, IMM, Indosat Com, Lintasarta, Satelindo, Bimagraha and IM3.
(d) Average buying and selling rate of US$ 1.00 on December 31, 2000 = Rp 9,595; September 30,2001 = Rp 9,675; December 31, 2001 = Rp 10,400 and
    June 30, 2002 = Rp 8,730.

                          PT SATELIT PALAPA INDONESIA
                           CONSOLIDATED BALANCE SHEET
                            SEPTEMBER 2002 DAN 2001

-------------------------------------------------------------------------------------------------------
                                                                 SEPTEMBER 2002          SEPTEMBER 2001
-------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash on hand and in banks
    Affiliates                                                    121,529,235,791       462,896,910,253
    Third Parties                                                 735,412,955,985       429,532,369,446
  Account receivables
  Trade
    Affiliates
      PT Telkom - Net                                             165,978,859,473       106,622,083,679
      Others - net                                                108,655,770,258        43,426,928,143
    Third Parties                                                 272,155,980,890       192,744,853,057
  Others
    Third Parties                                                   2,844,371,166        24,539,251,342
  Derivative Instruments                                                       --                    --
  Inventory                                                        67,057,346,464        45,552,526,428
  Prepaid Tax                                                      33,181,140,498        33,276,982,789
  Prepaid expense and other current assets                        106,649,910,730        73,935,024,437

-------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                            1,613,465,571,254     1,412,526,929,573
-------------------------------------------------------------------------------------------------------

NON CURRENT ASSETS

  Due from related parties
    PT Telkom                                                                  --                    --
    Others                                                         20,581,537,819            28,439,971
  Deferred Tax Asset                                               88,546,676,326       253,317,166,308
  Investment in Associated Company                                             --                    --
  Other Long term Investment                                                   --                    --
  Fixed Assets - net                                            5,473,579,248,269     4,618,634,076,986
  Goodwill                                                                     --                    --
  Long term receivables                                                        --                    --
  Long term prepaid pension - net                                              --                    --
  Others
    Restricted Cash                                                40,720,294,000        37,982,075,252
    Prepaid expenses - long term portion                           80,296,350,617       159,787,280,516
    Others                                                         17,927,513,616        17,787,823,209

-------------------------------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS                                        5,721,651,620,647     5,087,536,862,242
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    7,335,117,191,901     6,500,063,791,815
-------------------------------------------------------------------------------------------------------

SHORT TERM LIABILITIES
  Short Term Loans                                                             --                    --
  Account payables - trade
    Affiliates                                                      1,469,433,777        10,041,642,200
    Third Parties                                                  19,425,242,151        30,709,684,198
  Taxes payables                                                  174,328,902,194         6,372,756,527
  Accrued Expenses                                                 95,955,170,218       139,143,376,314
  Unearned revenue                                                597,008,480,622       191,385,377,780
  Deposits from Customers - Third                                              --                    --
  Deposits from Customers - Related                                            --                    --
  Derivative Instruments                                                       --                    --
  Current Maturity of Long Term Debt
    Affiliates
      Government of R.I.                                                       --                    --
      Others                                                                   --                    --
    Third Parties                                                 631,497,090,005       500,231,855,151
  Other Current Liabilities
    Third Parties                                                 381,389,285,425       296,970,087,762

-------------------------------------------------------------------------------------------------------
TOTAL SHORT TERM LIABILITIES                                    1,901,073,604,392     1,174,854,779,932
-------------------------------------------------------------------------------------------------------

LONG TERM LIABILITIES
  Due to related parties                                            7,961,738,839        12,690,021,931
  Deferred tax Liabilities                                        111,056,617,511       253,317,166,308
  Long Term Debt - Net of current maturities
    Affiliates
      Government of R.I.                                                       --                    --
      Others                                                                   --                    --
    Third Parties
      Obligation under capital lease                                           --                    --
      Others                                                    3,000,266,824,819     4,464,583,042,232
  Bond payables                                                                --                    --
  Other non-current liabilities                                   239,734,431,156       171,656,616,117

-------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                     3,359,019,612,325     4,902,246,846,588
-------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                              --                    --

EQUITY
  Capital Stock                                                   141,025,642,000       133,333,334,000
  Premium on Capital Stock                                                     --                    --
  Difference in transactions of equity changes in
    associated companies/subsidiaries                           2,002,556,920,657     1,333,749,228,657
  Differences in Value from restructuring
    transactions of entities under common control                              --                    --
  Difference in foreign currency translation                         (128,428,674)          119,431,809
  Retained Earnings                                                            --                    --
    Appropriated                                                               --                    --
    Unappropriated                                               (918,022,084,787)   (1,655,930,917,542)
  Net Income - Current                                            849,591,925,988       611,691,088,371

TOTAL EQUITY                                                    2,075,023,975,184       422,962,165,295

-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES & STOCKHOLDERS EQUITY                         7,335,117,191,901     6,500,063,791,815
-------------------------------------------------------------------------------------------------------

                          PT SATELIT PALAPA INDONESIA
                         CONSOLIDATED INCOME STATEMENT
                            SEPTEMBER 2002 DAN 2001


                                                                             SEPTEMBER 2002        SEPTEMBER 2001
OPERATING REVENUE

 International Calls                                                        249,512,486,084       273,622,754,044
 Mobile Phone                                                             2,224,642,914,846     1,924,057,369,640
 MIDI:
  Global Corporate Service                                                               --                    --
  Multimedia                                                                             --                    --
  Satellite lease                                                           181,444,891,100       205,328,084,488
 Others Services:
  Global Mobile Service                                                                  --                    --
  Telegram & Telex                                                                       --                    --
  Sales of software                                                                      --                    --

-----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                   2,655,600,292,030     2,403,008,208,172
-----------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES

Compensation to operator telco and service provider:
  Interconnection International                                             136,784,887,142       125,948,592,181
  Interconnection Cellular                                                  326,166,133,880       276,251,791,580
 Frequency fees                                                             102,740,257,748        48,891,133,335
 Depreciation                                                               668,217,459,040       598,791,864,477
 Personnel Costs                                                             92,222,899,202        54,752,562,294
 Administration and General                                                 128,240,457,253       138,877,904,226
 Leased Circuit                                                                 695,447,430         8,504,890,571
 Maintenance                                                                100,677,417,354       116,439,171,385
 Marketing                                                                   39,319,407,179        21,287,278,442
 Other costs of services                                                    242,539,068,190       125,151,624,531

-----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                  1,837,603,434,418     1,514,896,813,022
-----------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                            817,996,857,612       888,111,395,150

OTHER INCOME (EXPENSES)

 Gain (Loss) on foreign exchange - net                                      487,016,040,427        13,356,818,557
 Interest Income                                                             82,255,327,353       121,254,503,474
 Interest Expense                                                          (199,438,142,112)     (413,880,146,664)
 Amortization of Goodwill                                                              --                    --
 Consultation Cost                                                                     --                    --
 Swap cost                                                                             --                    --
 Others                                                                     (20,228,033,157)        2,848,517,855

-----------------------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE) - NET                                          349,605,192,512      (276,420,306,779)
-----------------------------------------------------------------------------------------------------------------

INCOME BEFORE TAX                                                         1,167,602,050,124       611,691,088,371

TAX

 Income Tax - current                                                      (148,004,272,013)                 --
 Income Tax - deferred                                                     (170,005,852,123)                 --

-----------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  849,591,925,988       611,691,088,371
-----------------------------------------------------------------------------------------------------------------

PT SATELIT PALAPA INDONESIA
CONSOLIDATED INCOME STATEMENT
SEPTEMBER 2002 AND 2001

--------------------------------------------------------------------------------------------------------
                                                            SEPTEMBER 2002               SEPTEMBER 2001
--------------------------------------------------------------------------------------------------------
OPERATING REVENUE

 International Calls                                            249,512.49                   273,622.75
 Mobile Phone                                                 2,224,642.91                 1,924,057.37
 MIDI:                                                                 -                            -
   Global Corporate Service                                            -                            -
   Multimedia                                                          -                            -
   Satellite lease                                              181,444.89                   205,328.08
 Others Services:                                                      -                            -
   Global Mobile Service                                               -                            -
   Telegram & Telex                                                    -                            -
   Sales of software                                                   -                            -

                                                                       -                            -
--------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                       2,655,600.29                 2,403,008.21
--------------------------------------------------------------------------------------------------------
                                                                       -                            -
OPERATING EXPENSES
                                                                       -                            -
 Compensation to operator telco and service provider:                  -                            -
   Interconnection International                                136,784.89                   125,948.59
   Interconnection Cellular                                     326,166.13                   276,251.79
 Frequency fees                                                 102,740.26                    48,891.13
 Depreciation                                                   668,217.46                   598,791.86
 Personnel Costs                                                 92,222.90                    54,752.56
 Administration and General                                     128,240.46                   138,877.90
 Leased Circuit                                                     695.45                     8,504.89
 Maintenance                                                    100,677.42                   116,439.17
 Marketing                                                       39,319.41                    21,287.28
 Other costs of services                                        242,539.07                   125,151.62
                                                                       -                            -
--------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                      1,837,603.43                 1,514,896.81
--------------------------------------------------------------------------------------------------------
                                                                       -                            -
--------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                817,996.86                   888,111.40
--------------------------------------------------------------------------------------------------------
                                                                       -                            -
OTHER INCOME (EXPENSES)
                                                                       -                            -
 Gain (Loss) on foreign exchange - net                          487,016.04                    13,356.82
 Interest Income                                                 82,255.33                   121,254.50
 Interest Expense                                              (199,438.14)                 (413,880.15)
 Amortization of Goodwill                                              -                            -
 Consultation Cost                                                     -                            -
 Swap cost                                                             -                            -
 Others                                                         (20,228.03)                    2,848.52
                                                                       -                            -
--------------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE) - NET                              349,605.19                  (276,420.31)
--------------------------------------------------------------------------------------------------------
                                                                       -                            -
INCOME BEFORE TAX                                             1,167,602.05                   611,691.09
                                                                       -                            -
TAX                                                                    -                            -
 Income Tax - current                                          (148,004.27)                         -
 Income Tax - deferred                                         (170,005.85)                         -
                                                                       -                            -
--------------------------------------------------------------------------------------------------------
NET INCOME                                                      849,591.93                   611,691.09
--------------------------------------------------------------------------------------------------------

PT SATELIT PALAPA INDONESIA

CONSOLIDATED BALANCE SHEET

SEPTEMBER 2002 AND 2001

(in million rupiah)

---------------------------------------------------------------------------------------------------------
                                                                            SEPTEMBER 2002 SEPTEMBER 2001
---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
 Cash on hand and in banks

  Affiliates                                                                        121,529       462,897
  Third Parties                                                                     735,413       429,532
 Account receivables                                                                   --            --
  Trade                                                                                --            --
   Affiliates                                                                          --            --
    PT Telkom - Net                                                                 165,979       106,622
    Others - net                                                                    108,656        43,427
   Third Parties                                                                    272,156       192,745
  Others                                                                               --            --
    Third Parties                                                                     2,844        24,539
 Derivative Instruments                                                                --            --
 Inventory                                                                           67,057        45,553
 Prepaid Tax                                                                         33,181        33,277
 Prepaid expense and other current assets                                           106,650        73,935
---------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                              1,613,466     1,412,527
---------------------------------------------------------------------------------------------------------
NON CURRENT ASSETS

Due from related parties

  PT Telkom                                                                            --            --
  Others                                                                             20,582            28
 Deferred Tax Asset                                                                  88,547       253,317
 Investment in Associated Company                                                      --            --
 Other Long term Investment                                                            --            --
 Fixed Assets - net                                                               5,473,579     4,618,634
 Goodwill                                                                              --            --
 Long term receivables                                                                 --            --
 Long term prepaid pension - net                                                       --            --
 Other current assets
  Restricted Cash                                                                    40,720        37,982
  Prepaid expenses - long term portion                                               80,296       159,787
  Others                                                                             17,928        17,788
---------------------------------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS                                                          5,721,652     5,087,537
---------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      7,335,117     6,500,064
---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

Short Term Loans                                                                       --            --
Account payables - trade
  Affiliates                                                                          1,469        10,042
  Third Parties                                                                      19,425        30,710
 Taxes payables                                                                     174,329         6,373
 Accrued Expenses                                                                    95,955       139,143
 Unearned revenue                                                                   597,008       191,385
 Deposits from Customers - Third                                                       --            --
 Deposits from Customers  - Related                                                    --            --
 Derivative Instruments                                                                --            --
 Current Maturity of Long Term Debt
  Affiliates
   Government of R.I.                                                                  --            --
   Others                                                                              --            --
  Third Parties                                                                     631,497       500,232
 Other Current Liabilities
  Third Parties                                                                     381,389       296,970
---------------------------------------------------------------------------------------------------------
TOTAL SHORT TERM LIABILITIES                                                      1,901,074     1,174,855
---------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES

 Due to related parties                                                               7,962        12,690
 Deferred tax Liabilities                                                           111,057       253,317
 Long Term Debt - Net of current maturities
  Affiliates
   Government of R.I.                                                                  --            --
   Others                                                                              --            --
  Third Parties

   Obligation under capital lease                                                      --            --
   Others                                                                         3,000,267     4,464,583
 Bond payables                                                                         --            --
 Other non-current liabilities                                                      239,734       171,657
---------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                                       3,359,020     4,902,247
---------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                      --            --

EQUITY

 Capital Stock                                                                      141,026       133,333
 Premium on Capital Stock                                                              --            --
 Difference in transactions of equity changes in associated                       2,002,557     1,333,749
 companies/subsidiaries
 Differences in Value from restructuring transactions of                               --            --
 entities under common control
 Difference in foreign currency translation                                            (128)          119
 Retained Earnings
  Appropriated                                                                         --            --
  Unappropriated                                                                   (918,022)   (1,655,931)
 Net Income - Current                                                               849,592       611,691

TOTAL EQUITY                                                                      2,075,024       422,962
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES & STOCKHOLDERS EQUITY                                           7,335,117     6,500,064
---------------------------------------------------------------------------------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Perusahaan Perseroan (Persero) P.T.
                                   Indonesian Satellite Corporation

Date  : November 13, 2002          By :/s/Widya Purnama
                                       ------------------------------
                                       Name : Widya Purnama
                                       Title : President